CERTIFICATE OF DETERMINATION
                               OF
                   GOLFGEAR INTERNATIONAL, INC.

The undersigned, Donald A. Anderson, President, and Robert N.
Weingarten, Secretary, certify that:

Donald A. Anderson is the President, and Robert N. Weingarten is the Secretary, of GolfGear International, Inc., a Nevada corporation (the "Company").

By action of the Board of Directors of the Company on October 18, 1999, at the Company's office located at 5481-A Commercial Drive, city of Huntington Beach, County of Orange, and State of California, the following resolution was adopted by unanimous written consent of the Directors:

WHEREAS, Article 4 (Fourth) of the Articles of Incorporation of the Company authorizes the Company to issue Sixty Million (60,000,000) shares, consisting of Fifty Million (50,000,000) shares of common stock, par value of $.001 per share (the "Common Stock), and Ten Million (10,000,000) shares of preferred stock, par value $.001 per share (the "Preferred Stock"); and

WHEREAS, the shares of Preferred Stock were authorized to be issued from time to time in one or more series as expressly authorized by the Board of Directors to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed on any wholly unissued class of shares or any wholly tissues series of any class of shares, and the number of shares constituting any unissued series of Preferred Stock as well as the designations of the series, or any or all of them.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issue of undesignated Preferred shares of the Company and does hereby fix and determine the rights, preferences, privileges, and restrictions of, and other matters relating to, that series, as follows:

1.  Three Million (3,000,000) shares of undesignated Preferred
Shares shall be designated and known as "Series A Convertible
Preferred Stock", par value $0.0l, with the powers, preferences, rights, restrictions, and other matters as follows.

(1) DIVIDENDS. The holders of the Series A Convertible Preferred Stock shall be entitled to receive mandatory dividends, payable either in cash or additional shares of Preferred Stock, at the option of the Company, at the rate of six percent (6%) annually out of funds legally available therefore, payable in arrears quarterly on the last day of September, December, March and June of each year.

(2)  LIQUIDATION PREFERENCE.

(a) In the event of any liquidation, dissolution or winding winding up of the Company, either voluntary or involuntary, the holders of Series A Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the company to the holder of Common Stock or other junior equity security by reason of their ownership thereof, an amount equal to the sum of (i) $9.50 for each outstanding share of Series A Convertible Preferred Stock (the "Original Issue Price"), and (ii) an amount equal to all declared but unpaid dividends on each such share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Convertible Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Convertible Preferred Stock in proportion to the product of the liquidation preference of each such share and the number of such shares owned by each such holder.

(b) After the distribution described in subsection (a) above has been paid, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) For purposes of this Section 2, (i) any acquisition of the Company by means of merger or other form of corporate reorganization in which the, shareholders of the Company do not own a majority of the outstanding shares of the surviving Company or (ii) a sale of all or substantially all of the assets of the Company shall be treated as a liquidation, dissolution or winding up of the Company and shall entitle the holders of Series A Convertible Preferred Stock and Common Stock to receive at the closing cash, securities or other property as specified in Sections 2(a) and 2(b) above.

(d)  Any securities to be delivered to the holders of Series
A Convertible Preferred Stock and Common Stock pursuant to
Section 2(c) above shall be valued as follows.:

(i) Securities not subject to investment letter or other similar restrictions on free marketability:

(A) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three (3) days prior to the closing;

(B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid and asked prices over the thirty (30) day period ending three (3) days prior to the closing; and

(C) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Company and the holders of not less than a majority of the then outstanding shares of Series A Convertible Preferred Stock.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make, an appropriate discount from the market value determined as above in clauses (i)(A), (B) or (C) to reflect the approximate fair market value thereof, as mutually determined by the Company and the holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock,

(e)  The Company shall give each holder of record of Series
A Convertible Preferred Stock written notice of such impending transaction not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Company shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place earlier than twenty (20) days after the Company has given the first notice provided for herein or earlier than ten (10) days after the Company has given notice of any material changes provided for herein- provided, however, that such periods may be shortened upon the written consent of the holders of a majority of the shares of Series A Convertible Preferred Stock then outstanding.

(3) CONVERSION. The holders of Series A Convertible Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)  Right to Convert by the Company.  Subject to subsection
(d), each share of outstanding Series A Convertible Preferred Stock shall be convertible, at the option of the Company, at any time after the date that the Company's Common Stock is listed on the NASDAQ Small Cap Market or on the American Stock Exchange, or traded at a price above Four Dollars ($4.00) per share for twenty
(20) consecutive trading days, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time for the Series A Convertible Preferred Stock (the "Conversion Price"). The initial Conversion Price per share for shares of Series A Convertible Preferred Stock shall be the Original Issue Price, subject to adjustment as set forth in subsection (d).

(b) Automatic Conversion/Conversion by the Holder. Subject to subsection (d), each share of outstanding Series A Convertible Preferred Stock shall be convertible, at the option of the holder, at any time during the first two (2) years, and shall automatically convert at two (2) years into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time for the Series A Convertible Preferred Stock (the "Conversion Price"). The initial Conversion Price per share for shares of Series A Convertible Preferred Stock shall be the Original Issue Price, subjects to adjustment as set forth in subsection (d).

(c)  Mechanics of Conversion.

(i)  Before any holder of Series A Convertible Preferred
Stock shall be entitled voluntarily to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for such stock, and shall give written notice to the Company at such office that he elects to convert the same and shall state therein the number of shares to be converted and the name or names in which he wishes the certificate Or Certificates for shares of Common Stock to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Convertible Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date or surrender of the shares of Series A Convertible Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(ii) If the conversion is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Series A Convertible Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Series A Convertible Preferred Stock shall not be deemed to have converted such Series A Convertible Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Adjustments to Conversion Prices for Stock Dividends and for Combinations or Subdivisions of Common Stock. In the event that the Company at any time or from time to time after the first date of any issuance of Series A Convertible Preferred Stock (the "Original Issue Date") shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately prior to such client shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Company shall be deemed to have made. a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire common Stock.

(e)  Adjustments for Reclassification and Reorganization.
If the Common Stock issuable upon conversion of the Series A Convertible Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section 3(d) above or a merger or other reorganization referred to in Section 2(d) above), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series A Convertible Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Convertible Preferred Stock immediately before that change.

(f) No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Convertible Preferred Stock against impairment.

(g) Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 3, the Company, at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Convertible Preferred Stock a certificate executed by the Company's President or Chief Financial Officer setting forth such adjustment or readjustment and showing in detail the facts upon which the Company shall, upon the written request at any time of any holder of Series A Convertible Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments,
(ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stuck and the amount if any, of other property which at the time would be received upon the conversion of the Series A Convertible Preferred Stock.

(h)  Notices of Record Date.	In the event that the Company
shall propose at any time: (i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities. whether or not a regular cash dividend and whether or not out of earnings or earned surplus; (ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (iv) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; then, in connection with each such event, the Company shall send to the holders of Series A Convertible Preferred
Stock:

(A) At least twenty (20) days prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (iii) and (iv) above; and

(B)  In the case of the matters referred to in (iii) and
(iv) above, at least twenty (20) days prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

(i)  Reservation of Stock lssuable Upon Conversion.  The
Company shall at all times reserve and keep available out of its authorized but unissued shoes of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Convertible Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the Requisite stockholder approval of any necessary amendment to this Certificate.

(j) Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Series A Convertible Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Convertible Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

(k)  Notices.  Any notice required by the provisions of this
Section 3 to be given to the holders of shares of Series A Convertible Preferred Stock shall be deemed given if deposited iii the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

(4) VOTING RIGHTS. The holder of each share of Series A Convertible Preferred Stock shall have the right to one vote for each share of Common Stock into which such share of Series A Convertible Preferred Stock could be converted on the record date for the vote or written consent of stockholders. In all cases any fractional share, determined on an aggregate conversion basis, shall be rounded to the nearest whole share. With respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders, of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

(5) STATUS OF CONVERTED STOCK. In the event any shares of Series A Convertible Preferred Stock shall be converted pursuant to Section 3 hereof, the shares so converted shall be cancelled and shall not be issuable by the Company, and all such shares shall be canceled, retired and eliminated from the shares which tile Company is authorized to issue.

(6)  SENIORITY OF SERIES A CONVERTIBLE PREFERRED STOCK.   No
additional shares of Series A Convertible Preferred Stock shall be authorized or issued that have rights, privileges and preferences equal to or senior to the Series A Convertible
Preferred Stock as long as any Series Convertible Preferred Stock is outstanding.

(7) RESTRICTIONS AND LIMITATIONS. So long as any shares of Series Convertible Preferred Stock remain outstanding, the Company shall not, without the vote or written consent by the holders of at least a majority of the then outstanding shares of Series A Convertible Preferred Stock, amend the Articles of Incorporation if such amendment would adversely affect any of the rights, preferences or privileges provided for herein for the benefit of the Series A Convertible Preferred Stock.

RESOLVED FURTHER, that the Secretary of the Company is hereby authorized and directed to prepare, execute, verify and file, in the office of the Nevada Secretary of State, a Certificate of Determination in accordance with this resolution as required by law.

GOLFGEAR INTERNATIONAL, INC.


By: /s/  Donald A. Anderson               Date: October 20, 1999
Donald A. Anderson, President


By: /s/  Robert N. Weingarten             Date: October 20, 1999
Robert N. Weingarten,
Secretary

Acknowledgment

State of California
                    SS
County of Orange

On this 20th day of October, 1999, before me, the undersigned, a Notary Public in and for said State, personally appeared Donald A. Anderson, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who name is subscribed to the within instrument, and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument the person, or entity on behalf of which the person acted, executed the within instrument.

WITNESS my hand and official seal.

By: /s/

Notary Public in and for said County and State

Acknowledgment

State of California
                    SS
County of Los Angeles

On this 20th day of October, 1999, before me, the undersigned, a Notary Public in and for said State, personally appeared Robert N. Weingarten, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who name is subscribed to the within instrument, and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument the person, or entity on behalf of which the person acted, executed the within instrument.

WITNESS my hand and official seal.

By: /s/

Notary Public in and for said County and State